Mr. John Reynolds

Assistant Director

Office of Beverages, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

August 7, 2017

Re:	Denim.LA, Inc.
Offering Statement on Form 1-A
Filed July 10, 2017
Amendment No. 1 to Offering Statement on Form 1-A
Filed July 20, 2017
File No. 024-10718

Dear Mr. Reynolds:

Thank you for your comments of August 4, 2017 regarding the Offering Statement of Denim.LA, Inc. (the “Company”). We appreciate the opportunity to respond to your comments.

Cover Page

1. Please revise to clarify the extent to which the shares being offered to the public are non-voting.

The disclosure has been amended to make clear the non-voting nature of these securities.

The Offering, page 5

2. Please revise here and where appropriate to clearly explain the minimum investment as referenced on pages 9 and 45.

The disclosure has been amended to include the minimum investment requirements.

Risk Factors, page 7

Investments may be subject to an Investment Management Agreement …, page 9

3. We note your statement in this risk factor and on page 35 that the investment management agreement will limit investors’ voting rights. Please revise here, or where appropriate, to discuss the material terms of the investment management agreement. For example only, your revised disclosure should address the material limitations as a result of the investment management agreement and whether any fees are required to be paid to the manager. It is also unclear if investors purchasing a minimum of 100,000 shares would nevertheless hold non-voting stock per the last risk factor on page 8. Please revise to clarify.

The disclosure has been amended to discuss the material terms of the Investment Management Agreement and voting limitations for investors of 100,000 or more shares of stock.

Exhibits, page 69

4. Please file your senior credit agreement with Black Oak Capital as an exhibit. Refer to Item 17 of Form 1-A.

The agreement has been included as an exhibit to the offering circular.

5. We note the statement in Exhibit 4.1 that you make no representations or warranties to investors signing the subscription agreement “as to the accuracy or completeness of the information contained in any offering materials.” Please note that it is not appropriate to state or imply that investors cannot rely on your disclosure. Please revise or remove the disclaimer as appropriate.

This disclaimer has been removed from Exhibit 4.1.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Denim.LA, Inc. filed July 10, 2017, with an amendment file July 20, 2017. If you have additional questions or comments, please contact me at Andrew.stephenson@khlklaw.com.

Sincerely,

/s/Andrew Stephenson

Andrew Stephenson

KHLK LLP

cc: Mark Lynn

Chief Executive Officer

Denim.LA, Inc.

8899 Beverly Blvd., Suite 600

West Hollywood, CA 90069